Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

March 9, 2020

Ms. Amy Geddes

Mr. Jim Allegretto

Mr. Scott Anderegg

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (CIK No. 0001786182)

Response to the Staff’s Comments on

Draft Registration Statement on

Form F-1 Confidentially Submitted on January 22, 2020

Dear Ms. Geddes, Mr. Allegretto, Mr. Anderegg, and Ms. Peyser,

On behalf of our client, First High-School Education Group Co., Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 19, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 22, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威 尔 逊 • 桑西尼 • 古奇 • 罗沙迪律师事务 所

AUSTIN            BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

March 9, 2020

Prospectus Summary

Our Business, page 1

1.

We note your disclosure on page 2 that in 2019 80.5% of your “high school graduates who participated in Gaokao were admitted into universities in China” and “39.8% were admitted into first-tier universities in China.” We further note your disclosure that “39.3% of the high school graduates who participated in Gaokao in Western China were admitted to universities in China” and “12.6% were admitted into first-tier universities in China during the same period. If true, please revise your disclosure to clarify that all of your high school graduates participated in Gaokao in Western China. Please also revise to clarify who is included and excluded in the latter group of “high school graduates” (39.3% of whom were admitted to universities and 12.6% of whom were admitted to first-tier universities).

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 98, 100 and 106 of the Revised Draft Registration Statement.

Summary Consolidated Financial and Operating Data, page 12

2.	Your use of underscores to indicate sub-totals in this summary is inconsistent. Please review and revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 66 and 75 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

3.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statements that your gross profits decreased by 13.8% from 2017 to 2018, that your gross profit margin decreased from 42.0% to 29.4% over the same periods, and that your average tuition paid per student decreased over the same periods. Please discuss whether you expect these trends to continue and, if not, how they are likely to change. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood that and extent to which past performance is or will be indicative of future performance. Please see Item 5. D. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69, 70, 71 and 73 of the Revised Draft Registration Statement.

Non-GAAP measure, page 74

4.

We note the presentation of adjusted net income and the reconciliation from net income. Please present any related tax effects of the adjustments to net income as a separate line item in the reconciliation. Please tell us how you considered the guidance in question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has considered the guidance in question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revised the disclosure on page 76 of the Revised Draft Registration Statement to present the related income tax effects of the adjustments to net income as a separate line item in the reconciliation.

March 9, 2020

Critical Accounting Policies

Share-Based Compensation, page 83

5.

We note your disclosure in Note 12 that in December 2018, your Parent adopted the 2018 Share Incentive Plan for the granting of the Parent’s restricted shares to key employees, directors of the Group’s subsidiaries, VIEs, and external consultants in exchange for their services to the Group. According to this disclosure, you recognized share-based compensation expense and capital contributions to APIC related to the following issuances:

•

Parent granted 279,088 restricted shares to your employees, officers, and directors at share prices at the range of RMB0.07-0.10 per share with immediate vesting and related compensation expense and capital contribution of RMB 27,149;

•

A shareholder of the Parent transferred 1,195,549 restricted shares to your employees, officers and directors at share prices at the range of RMB 0-0.07 per share with related compensation expense and capital contribution of RMB 172,919;

•

Parent granted 499 restricted shares to one of your external consultants at a share price of RMB0.10 per share for a total of RMB 49.9 and certain shareholders of the Parent transferred 71,310 restricted shares to another one of your external consultants at a share price of RMB0.07 per share totaling RMB 4,991.7, vesting when performance is complete. RMB 4,845 was recognized related to non-employee grants in 2018.

Please reconcile that disclosure with the discussion presented herein. Specifically, it appears the price per share for each issuance stated on page 83 is 100 fold the price per share stated in Note 12.

The Company respectfully provides the Staff with the following tables to reconcile Note 12 and the discussion presented in Staff’s comments above.

Scheme	No. of restricted shares	Purchase price per share	Fair value of each share	Compensation expenses		Purchase proceeds received by Long-Spring Education recorded as “capital contribution”
		RMB’000	RMB’000	RMB’000		RMB’000
	a	b	c	e=(c-b)*a		d=b*a
Granted by the Parent
Shares granted at purchase price of RMB0.10 thousand per share	250,564	0.10	0.14	9,362		25,149
Shares granted at purchase price of RMB0.07 thousand per share	28,524	0.07	0.14	1,932		2,000
Subtotal	279,088			11,294		27,149
Transferred by a Shareholder
Shares transferred at cash consideration of RMB0.07 thousand per share	45,465	0.07	0.14	3,080
Shares transferred at nil consideration	1,150,084	—	0.14	158,545
Subtotal	1,195,549			161,625

Total share-based compensation expenses for employees, officers and directors				172,919	A

Scheme	No. of restricted shares	Purchase price per share	Fair value of each share	Compensation expenses
		RMB’000	RMB’000	RMB’000
	a	b	c	e=(c-b)*a
Granted by the Parent	499	0.10	0.14	19
Transferred by a Shareholder	71,310	0.07	0.14	4,826
Total share-based compensation expenses for non-employees				4,845	B

Total				177,764	C=A+B

March 9, 2020

The Company supplementally advises the Staff that the price disclosed on page 85 of the Draft Registration Statement is denominated in RMB, while the price referenced in Note 12 is denominated in thousands of RMB.

6.	As a related matter, please also clarify the entity to which these restricted shares relate, as here you state “former Parent” while Note 13 disclosure states “Parent.”

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it described Long-Spring Education Group as the “former parent” of the Company in the forepart of the Draft Registration Statement because the corporate structure of the Company in the forepart of the Draft Registration Statement is presented on the basis of assuming the completion of the internal corporate restructuring, following which Long-Spring Education Group will no longer be the parent company of the Company. The Company further advises the Staff that Long-Spring Education Group was described as the “Parent” of the Company in Note 12 based on the current corporate structure of the Company. Upon the completion of the internal corporate restructuring, the Company expects that the description of Long-Spring Education Group in the forepart of the Draft Registration Statement and the F-pages will be consistent.

2. Summary of Significant Accounting Policies

(k) Goodwill, page F-17

7.	On page F-24 you state that you early adopted ASU no. 2017-04 yet your accounting policy regarding goodwill does not appear to reflect the new guidance. Please advise or revise your disclosure.

The Company did not adopt ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment for the years ended December 31, 2017 and 2018. In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Revised Draft Registration Statement.

(w) Recently Issued Accounting Policies, page F-23

8.

On the cover page of your registration statement, you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. However in your discussion of your adoption of ASC 842—Leases, you state that this is effective for annual periods beginning after December 15, 2020. While correct for non-public entities, ASC 842-10-65a states that public entities must adopt for annual periods beginning after December 15, 2018. Once you file with the Commission, you will be considered a public entity and therefore must follow that adoption guidance unless you elected to use the extended transition period which you did not. Please revise your financial statements to adopt ASC 842 as of your fiscal year beginning January 1, 2019 or explain the basis for your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 7 of the Revised Draft Registration Statement. The Company also respectfully advises the Staff that it has elected to use the extended transition period and has corrected the relevant disclosure in the Revised Draft Registration Statement.

March 9, 2020

7. Business Combination

Beijing Hengyue Acquisition, page F-28

9.

Please provide the calculations of the significance tests required under Rule S-X 1-02(w) for the acquisition of Beijing Hengyue. If this acquisition is significant at the 20% or greater level, please file the required pro forma financial statements under Article 11 of Regulation S-X and historical financial statements for the appropriate periods under Rule 3-05 of Regulation S-X.

The Company respectfully provides the Staff with following results of the significance tests under Rule S-X 1-02(w) for the acquisition of 100% equity interest of Beijing Hengyue on July 13, 2018.

RMB’000
Assets Test
Share of Beijing Hengyue’s total assets as of December 31, 2017	2,890
Consolidated total assets of the Group as of December 31, 2017	256,643
Assets Test %	1%
Investment Test
Total GAAP purchase price of Beijing Hengyue, including contingent consideration	76,496
Consolidated total assets of the Group as of December 31, 2017	256,643
Investment Test %	30%
Income Test
Absolute value of Beijing Hengyue’s loss before tax for the year ended December 31, 2017	3,539
The Group’s profit before tax for the year ended December 31, 2017	59,874
Income Test %	6%

Based on the test results, the investment test yields the greatest significance at 30%. Therefore, a separate financial statement of Beijing Hengyue for the most recent fiscal year that precedes the acquisition, i.e., the financial statement of Beijing Hengyue for the 2017 fiscal year, is required under Rule 3-05 of Regulation S-X. According to the Commission’s Financial Reporting Manual (“FRM”)10220.5(c), “the issuer could omit financial statements of, for example, an acquired business required by Rule 3-05 of Regulation S-X if the issuer reasonably believes those financial statements will not be required at the time of the offering.” Additionally, according to FRM 2030.4, “registrants filing initial registration statements may apply the period of time in which the operations of an acquired business are included in the audited income statement of the acquirer to reduce the number of periods for which pre-acquisition income statements are required.” Furthermore, according to FRM 2030.2, “balance sheet of the acquired company is not required when the audited annual balance sheet of registrant is as of a date after consummation of the acquisition.” The Company will update its registration statement to include its audited consolidated financial statements for 2019 prior to the offering and after the inclusion of 2019 consolidated audited financial statements, the Company respectfully submits that Beijing Hengyue will have been part of the Company’s consolidated financial statements for a sufficient amount of time to obviate the need for separate financial statements otherwise required by Rule 3-05 of Regulation S-X. Similarly, the Company respectfully submits that pro forma financial statements under Article 11 of Regulation S-X is not required as Beijing Hengyue’s results will be fully reflected in the Company’s 2019 consolidated financial statements.

March 9, 2020

10.

You indicate the Group acquired all of the equity interests in Beijing Hengyue for an aggregate purchase price of RMB 78,750. Please clarify why this amount differs from the amount disclosed as “fair value of consideration” of 76,496. If the purchase consideration is comprised of cash and contingent consideration, please ensure the amount of each is clearly disclosed. See ASC 805-30-50.1.b. Lastly, the final sentence of the first paragraph of this disclosure is unclear as to the amount, calculation and range (undiscounted) of contingent consideration. Please revise your disclosure to also comply with the requirements of ASC 805-30-50-1.c.

The Company respectfully advises the Staff that the aggregate purchase price of RMB78,750,000 includes the initial cash consideration of RMB39,375,000 and the contingent consideration up to RMB39,375,000, which was payable subject to the achievement of certain specified financial performance conditions for 2018 and 2019; RMB76,496,000, however, was the fair value of the consideration at acquisition date, including the cash consideration of RMB39,375,000 and the fair value of the contingent consideration of RMB37,121,000.

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Revised Draft Registration Statement.

15. Income Tax, page F-34

11.

The disclosure in this note is unclear as to the overall taxation of the Group and incomplete as it relates to how the Group’s affiliated schools have benefited from the corporate income tax exemption. Please review the translation of this footnote to ensure the relevant economic features of taxation of the Group are communicated in an understandable fashion to the readers of the financial statements. Please also review the last full paragraph on page F-34 for completeness.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-34, F-35, F-36 and F-37 of the Revised Draft Registration Statement.

20. Related Party Transactions, page F-39

12.

In the table on page F-41, we note that Mr. Zhang and The Parent have amounts due from and due to the Company. Please tell us whether a right of offset exists with respect to amounts due from and due to the same party. If so, please also explain why you have not presented these amounts on a net basis.

The Company respectfully advises the Staff that, based on the advice from the Company’s PRC counsel, the right of offset does not exist with respect to the Company’s amounts due from and due to Mr. Zhang and the Parent, because (1) these amounts were stemmed from the transactions with different legal entities within the Company; (2) no contractual obligation exists to apply the offset; and (3) the cross-border balance offset is subject to foreign exchange restrictions under PRC laws.

21. Subsequent Events

(b) Finance Leases, page F-42

13.	Please tell us and revise your disclosure to indicate whether there is any gain or loss on the sale-leaseback transaction. If so, please disclose how you are accounting it.

March 9, 2020

The Company respectfully advises the Staff that there is no gain or loss recognised upon the sale of the assets. In response to the Staff’s comment, the Company has revised the disclosure on page F-42 of the Revised Draft Registration Statement.

23. Condensed Financial Statements of the Company, page F-43

14.

Please explain the nature of the other comprehensive loss reflected on the Company’s condensed financial statements and provide a description of the type of comprehensive loss such amount represents. Please also explain why such adjustment is not present in the Company’s consolidated financial statements.

The Company respectfully advises the Staff that the other comprehensive loss reflected on the Company’s condensed financial statements was attributable to the foreign currency translation adjustment in connection with the equity-method accounted investments in its subsidiaries and VIEs. The functional currency of the Company is U.S. dollars, whereas the reporting currency of the Company and functional currency of its PRC subsidiaries and consolidated VIEs are Renminbi. the difference between translation of equity-method accounted investments in subsidiaries and VIEs using balance sheet date exchange rate and translation of the share of income/ (loss) from subsidiaries and VIEs using the weighted average rate during the year, was included in the other comprehensive loss in the Company’s condensed financial statements.

Such foreign currency translation adjustment was eliminated in the Company’s consolidated financial statements.

General

15.

We note your disclosure on page 48 that all claims under the deposit agreement must be brought in a state or federal court in New York, New York. Please disclose in your prospectus, and in the agreement itself, whether this provision applies to claims under the federal securities laws. In addition, describe any risks or other impacts of this provision on investors, such as increased costs to bring a claim and the potential to discourage claims or limit investors’ ability to bring claims in a forum they find favorable. Finally, please address any uncertainty about the provision’s enforceability.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 149 of the Revised Draft Registration Statement, which is, however, subject to changes (if any) after the Company has engaged the depositary bank and finalized the form of deposit agreement.

***

March 9, 2020

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Oliver Xu, by telephone at 86-25-8691-2701, or by email at oliver.xu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Shaowei Zhang, Chairman of the Board of Directors and Chief Executive Officer, First High-School Education Group Co., Ltd.

Lidong Zhu, Director and Chief Financial Officer, First High-School Education Group Co., Ltd.

Oliver Xu, Partner, KPMG Huazhen LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland &Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP